Offer to Purchase for Cash
                           Up to 40,595 Units of Limited Partnership Interest
                                                   of
                                   CENTURY PROPERTIES GROWTH FUND XXII
                                                   at
                                            $80 Net Per Unit
                                                   by
                                        DEFOREST VENTURES I L.P.


THE OFFER, WITHDRAW RIGHTS AND THE PROARATION PERIOD WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON NOVEMBER 18, 1994, UNLESS EXTENDED.


        DeForest Ventures I L.P., a newly-formed Delaware limited partnership (the "Purchaser"), hereby offers to purchase up to 40,595 of the outstanding Units of Limited Partnership Interest (the "Units") of Century Properties Growth Fund XXII, a California limited partnership (the "Partnership"), at a purchase price of $80 per Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal as each may be supplemented or amended from time to time (which together constitute the "Offer"). The Offer is made to Unitholders of record as of October 10, 1994. The 40,595 Units sought pursuant to the Offer represent approximately 49% of the Units outstanding as of October 10, 1994.

        The Offer is not conditioned upon any minimum number of Units being tendered. If more than 40,595 Units are validly tendered and not withdrawn, the Purchaser will accept for purchase on a pro rata basis 40,595 Units, subject to the terms and conditions herein.

        A Unitholder must tender all Units owned by such Unitholder in order for the tender to be valid.

        The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units, (ii) to terminate the Offer and not accept for payment any Units not theretofore accepted for payment or paid for, (iii) upon the occurrence of any of the conditions specified in Section 14, to delay the acceptance for payment of, or payment for, any Units not theretofore accepted for payment or paid for, and (iv) to amend the Offer in any respect (including, without limitation, by increasing the consideration offered, increasing or decreasing the number of Units being sought, or both). Notice of any such extension, termination or amendment will promptly be disseminated to Unitholders in a manner reasonably designed to inform Unitholders of such change in compliance with Rule 14d-4(c) under the Securities Exchange Act of 1934 (the "Exchange Act"). In the case of an extension of the Offer, such extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.
                                      _____________________________

                                 The Information Agent for the Offer is:

                                          The Herman Group Inc.
                                             1-800-530-4966

                                   The Dealer Manager of the Offer is:

                                          GKN Securities Corp.
October 17, 1994

                                   TABLE OF CONTENTS

                                                                     Page

INTRODUCTION.  . . . . . . . . . . . . . . . . . . . . . . . . . . .   1

THE TENDER OFFER. . .. . . . . . . . . . . . . . . . . . . . . . . .   3
        Section 1.  Terms of the Offer. .  . . . . . . . . . . . . .   3
        Section 2.  Proration; Acceptance for Payment
                and Payment for Units . .  . . . . . . . . . . . . .   3
        Section 3.  Procedures for Tendering Units. .  . . . . . . .   4
        Section 4.  Withdrawal Rights . . . . . . . .  . . . . . . .   5
        Section 5.  Extension of Tender Period;
                Termination; Amendment. . . . .. . . . . . . . . . .   5
        Section 6.  Certain Federal Income Tax
                Consequences. . . . . . . . .  . . . . . . . . . . .   6
        Section 7.  Effects of the Offer. . .  . . . . . . . . . . .   8
        Section 8.  Future Plans. . . . . . .  . . . . . . . . . . .   9
        Section 9.  Certain Information Concerning the
                Partnership . . . . . . . . .  . . . . . . . . . . .   9
        Section 10. Conflicts of Interest and
                Transactions With Affiliates.  . . . . . . . . . . .   9
        Section 11. Certain Information Concerning the
                Purchaser . . . . . . . . . . . . . . . . . . . . . .  10
        Section 12. Source of Funds.. . . . . . . . . . . . . . . . .  11
        Section 13. Background of the Offer . . . . . . . . . . . . .  13
        Section 14. Conditions of the Offer . . . . . . . . . . . . .  16
        Section 15. Certain Legal Matters.. . . . . . . . . . . . . .  17
        Section 16. Fees and Expenses . . . . . . . . . . . . . . . .  18
        Section 17. Miscellaneous.. . . . . . . . . . . . . . . . . .  18


        Schedule 1             Information with respect to Directors
                               and Executive Officers of DeForest Capital

        Schedule 2              Financial Statements of the Purchaser
                                and DeForest Capital

        Schedule 3              NPI Partnerships and Fox Subject Partnerships

To the Holders of Units of
 Limited Partnership Interest
 of Century Properties Growth Fund XXII

                                              INTRODUCTION

        DeForest Ventures I L.P., a newly-formed Delaware limited partnership (the "Purchaser"), hereby offers to purchase up to 40,595 of the outstanding Units of Limited Partnership Interest (the "Units") of Century Properties Growth Fund XXII, a California limited partnership (the "Partnership"), at a purchase price of $80 per Unit (the "Purchase Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal as each may be supplemented or amended from time to time (which together constitute the "Offer"). Holders of Units ("Unitholders") who tender their Units will not be obligated to pay any commissions or partnership transfer fees, which commissions and fees will be borne by the Purchaser. The Purchaser will also pay all charges and expenses of The Herman Group, Inc. (the "Information Agent") and GKN Securities Corp. (the "Dealer Manager") in connection with the Offer. A Unitholder must tender all Units owned by such Unitholder in order for the tender to be valid.

        The Offer will provide Unitholders with an opportunity to liquidate their investment without the usual transaction costs associated with market sales. Unitholders may no longer wish to continue with their investment in the Partnership for a number of reasons, including:

        Although not necessarily an indication of value, an Offer price substantially in excess of recent secondary market trades for Units

        The absence of a formal trading market for the Units

        General disenchantment with real estate investments, partic-ularly long-term investments in limited partnerships

        The continuing administrative costs and resultant negative financial impact on the value of the Partnership's assets due to their ownership in a publicly registered limited partnership

        More immediate use for the cash tied up in an investment in the Units

        The delays and complications in preparing and filing personal income tax returns which may result from an investment in the Units

        The opportunity to transfer Units without the costs and commissions normally associated with a transfer

        The Offer is not conditioned upon any minimum number of Units being tendered. If more than 40,595 Units are validly tendered and not withdrawn, the Purchaser will accept for purchase on a pro rata basis 40,595 Units, subject to the terms and conditions herein.

        As discussed herein, the Purchaser is affiliated with the general partners of the Partnership and, accordingly, the general partners of the Partnership have certain conflicts of interest with respect to the Offer. The Partnership has indicated in its statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") that, because of such conflicts, it makes no recommendation and is remaining neutral as to whether a Unitholder should accept the Offer. (See "THE TENDER OFFER -
Section 13. Background of the Offer"; and "Section 10. Conflicts of Interest and Transactions with Affiliates".)

         The general partner of the Purchaser is DeForest Capital I Corporation, a newly-formed Delaware corporation ("DeForest Capital") which is affiliated with NPI Equity Investments II, Inc. ("NPI Equity"), the entity which, on December 6, 1993, assumed management and obtained control of Fox Capital Management Corporation ("FCMC") and Fox Realty Investors ("FRI"), the general partners of Fox Partners IV, the general partner of the Partnership (the "General Partner"). (See "THE TENDER OFFER - Section 13. Background of the Offer".)

        Unitholders who desire liquidity may wish to consider the Offer. However, each Unitholder must make his or her own decision based upon such Unitholder's particular circumstances, including the Unitholder's own financial needs, other investment opportunities and tax position. Each Unitholder should consult with his or her own advisors, tax, financial or otherwise, in evaluating the terms of and whether to tender Units pursuant to the Offer.

        The Purchaser has made its own independent analysis in establishing the Purchase Price. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Purchase Price. Accordingly, Unitholders are urged to consider carefully all of the information contained herein before accepting the Offer. (See "THE TENDER OFFER - Background of the Offer".)

        According to information supplied by the Partnership, there are 82,848 Units issued and outstanding held by 7,772 Unitholders. The Purchaser does not directly own any of these Units; however, an affiliate of the Purchaser owns 28 Units in the Partnership, constituting less than .1% of the Units outstanding.

        Certain information contained in this Offer to Purchase which relates to, or represents statements made by the General Partner, has been the Partnership derived from information provided to the Purchaser by the General Partner.

        Unitholders are urged to read this Offer to Purchase and the accompanying Letter of Transmittal carefully before deciding whether to tender their Units.

                                            THE TENDER OFFER

        Section 1. Terms of the Offer. Upon the terms of the Offer, the Purchaser will pay for Units validly tendered on or prior to the Expiration Date and not withdrawn in accordance with Section 4 of this Offer to Purchase. The term "Expiration Date" shall mean 5:00 p.m., New York City time, on November 18, 1994, unless the Purchaser shall have extended the period of time for which the Offer is open. In the event the Offer is extended, the term "Expiration Date" shall mean the latest time and date on which the Offer, as extended by the Purchaser, shall expire.

        If, prior to the Expiration Date, the Purchaser shall increase the consideration offered to Unitholders pursuant to the Offer, such increased consideration shall be paid for all Units accepted for payment pursuant to the Offer, whether or not such Units were tendered prior to such increase.

        The Offer is conditioned on satisfaction of certain conditions. See Section 14, which sets forth in full the conditions of the Offer. The Purchaser reserves the right (but shall not be obligated), in its sole discretion, to waive any or all of such conditions. If, on or prior to the Expiration Date, any or all of such conditions have not been satisfied or waived, the Purchaser reserves the right to (i) decline to purchase any of the Units tendered, terminate the Offer and return all tendered Units to tendering Unitholders, (ii) waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Units validly tendered,
(iii) extend the Offer and, subject to the right of Unitholders to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended, or (iv) amend the Offer.

        This Offer to Purchase and the related Letter of Transmittal are being mailed by the Purchaser to Unitholders or beneficial owners of Units (in the case of Individual Retirement Accounts and qualified plans) of record as of October 10, 1994.

        Section 2. Proration; Acceptance for Payment and Payment for Units. If the number of Units validly tendered on or prior to the Expiration Date and not withdrawn is 40,595 or less, the Purchaser will accept for payment, subject to the terms and conditions of the Offer, all Units so tendered.

        If the number of Units validly tendered on or prior to the Expiration Date and not withdrawn exceeds 40,595, the Purchaser will accept for payment, subject to the terms and conditions of the Offer, Units so tendered on a pro rata basis (with such adjustments to avoid purchase of fractional Units). In the event that proration is required, because of the difficulty of immediately determining the precise number of Units to be accepted, the Purchaser does not expect to announce the final results of proration until at least ten business days following the Expiration Date. The Purchaser will not pay for any Units tendered until after the final proration factor has been determined.

        The Purchaser will pay for Units validly tendered and not withdrawn in accordance with Section 4 as promptly as practicable following the Expiration Date. In all cases, payment for Units purchased pursuant to the Offer will be made only after timely receipt by Purchaser of a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal. (See "Section 3. Procedures for Tendering Units".) Under no circumstances will interest be paid on the purchase price by reason of any delay in making such payment.

        If any tendered Units are not purchased for any reason, the Letter of Transmittal with respect to such Units will be destroyed by the Purchaser. If for any reason acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed or the Purchaser is unable to accept for payment, purchase or pay for Units tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights under Section 14, the Purchaser may retain tendered Units and such Units may not be withdrawn except to the extent that the tendering Unitholders are entitled to withdrawal rights as described in Section 4; provided, however, that the Pur-chaser is required, pursuant to Rule 14e-1(c) under the Exchange Act, to pay Unitholders the Purchase Price in respect of Units ten-dered or return such Units promptly after termination or withdrawal of the Offer.

        Section 3.  Procedures for Tendering Units.

        Valid Tender. To validly tender Units, a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal, must be received by the Purchaser on or prior to the Expiration Date. A Unitholder must tender all Units owned by such Unitholder in order for the tender to be valid.

        Signature Requirements. If the Letter of Transmittal is signed by the registered holder of the Units and payment is to be made directly to that holder, then no notarization or signature guarantee is required on the Letter of Transmittal. Similarly, if the Units are tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), no notarization or signature guarantee is required on the Letter of Transmittal. However, in all other cases, all signatures on the Letter of Transmittal must either be notarized or guaranteed by an Eligible Institution.

        In order for a tendering Unitholder to participate in the Offer, Units must be validly tendered and not withdrawn on or prior to the Expiration Date, which is 5:00 p.m., New York City time, on November 18, 1994.

        The method of delivery of the Letter of Transmittal and all other required documents is at the option and risk of the tendering Unitholder and delivery will be deemed made only when actually received by the Purchaser.

        Backup Federal Income Tax Withholding. To prevent the possible application of backup federal income tax withholding with respect to payment of the purchase price, a tendering Unitholder must provide the Purchaser with such Unitholder's correct taxpayer identification number by completing the Substitute Form W-9 included in the Letter of Transmittal. (See the Instructions to the Letter of Transmittal and "Section 6. Certain Federal Income Tax Consequences".)

        FIRPTA Withholding. To prevent the withholding of federal income tax in an amount equal to 10% of the amount of the Purchase Price plus Partnership liabilities allocable to each Unit purchased, each Unitholder must complete the FIRPTA Affidavit included in the Letter of Transmittal certifying such Unitholder's taxpayer identification number and address and that the Unitholder is not a foreign person. (See the Instructions to the Letter of Transmittal and "Section 6. Certain Federal Income Tax Consequences".)

        Other Requirements. By executing a Letter of Transmittal, a tendering Unitholder irrevocably appoints the designees of the Purchaser as such Unitholder's proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such Unitholder's rights with respect to the Units tendered by such Unitholder and accepted for payment by the Purchaser. Such appointment will be effective when, and only to the extent that, the Purchaser accepts such Units for payment.
Upon such acceptance for payment, all prior proxies given by such Unitholder with respect to such Units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). The designees of the Purchaser will, as to such Units, be empowered to exercise all voting and other rights of such Unitholder as they in their sole discretion may deem proper at any meeting of Unitholders, by written consent or otherwise. The Purchaser reserves the right to require that, in order for Units to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of such Units, the Purchaser must be able to exercise full voting rights with respect to such Units, including voting at any meeting of Unitholders then scheduled.

        Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to the procedures described above will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. The Purchaser reserves the absolute right to reject any or all tenders if not in proper form or if the acceptance of, or payment for, the Units tendered may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the right to waive any defect or irregularity in any tender with respect to any particular Units of any particular Unitholder, and the Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto) will be final and binding. Neither the Purchaser, the Information Agent, the Dealer Manager nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any Units or will incur any liability for failure to give any such notification.

        A tender of Units pursuant to any of the procedures described above will constitute a binding agreement between the tendering
Unitholder and the Purchaser on the terms set forth in the Offer.

        Section 4. Withdrawal Rights. Except as otherwise provided in this Section 4, all tenders of Units pursuant to the Offer are irrevocable, provided that Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless already accepted for payment as provided in this Offer to Purchase, may also be withdrawn at any time after November 18, 1994.

        For withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Purchaser at the address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed.

        If purchase of, or payment for, Units is delayed for any reason or if the Purchaser is unable to purchase or pay for Units for any reason, then, without prejudice to the Purchaser's rights under the Offer, tendered Units may be retained by the Purchaser and may not be withdrawn except to the extent that tendering Unitholders are entitled to withdrawal rights as set forth in this
Section 4; provided, however, that the Purchaser is required, pursuant to Rule 14e-1(c) under the Exchange Act, to pay Unit-holders the Purchase Price in respect of Units tendered or return such Units promptly after termination or withdrawal of the Offer.

        Any Units properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Units may be re-tendered, however, by following any of the procedures described in
Section 3 at any time prior to the Expiration Date.

        Section 5. Extension of Tender Period; Termination; Amendment. The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units, (ii) to terminate the Offer and not accept for payment any Units not already accepted for payment or paid for, (iii) upon the occurrence of any of the conditions specified in Section 14, to delay the acceptance for payment of, or payment for, any Units not already accepted for payment or paid for, and (iv) to amend the Offer in any respect (including, without limitation, by increasing the consideration offered, increasing or decreasing the number of Units being sought, or both). Notice of any such extension, termination or amendment will promptly be disseminated to Unitholders in a manner reasonably designed to inform Unitholders of such change in compliance with Rule 14d-4(c) under the Exchange Act. In the case of an extension of the Offer, such extension will be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

        If the Purchaser extends the Offer, or if the Purchaser (whether before or after its acceptance for payment of Units) is delayed in its payment for Units or is unable to pay for Units pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Purchaser may retain tendered Units and such Units may not be withdrawn except to the extent tendering Unitholders are entitled to withdrawal rights as described in Section 4; provided, however, that the Purchaser is required, pursuant to Rule 14e-1(c) under the Exchange Act, to pay Unitholders the Purchase Price in respect of Units tendered or return such Units promptly after termination or withdrawal of the Offer.

        If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act.
The minimum period during which an offer must remain open following a material change in the terms of the offer or information concerning the offer will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. In the Commission's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to securityholders, and if material changes are made with respect to information that approaches the significance of price or the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination to securityholders and for investor response. As used in this Offer to Purchase, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

        Section 6. Certain Federal Income Tax Consequences. The following summary is a general discussion of certain federal income tax consequences of a sale of Units pursuant to the Offer. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations thereunder, administrative rulings, practice and procedures and judicial authority as of the date of the Offer. All of the foregoing are subject to change, and any such change could affect the continuing accuracy of this summary. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular Unitholder in light of such Unitholder's specific circumstances or to certain types of Unitholders subject to special treatment under the federal income tax laws (for example, foreign persons, dealers in securities, banks, insurance companies and tax-exempt organizations), nor does it discuss any aspect of state, local, foreign or other tax laws. Sales of Units pursuant to the Offer will be taxable transactions for federal income tax purposes, and may also be taxable transactions under applicable state, local, foreign and other tax laws. EACH UNITHOLDER SHOULD CONSULT HIS OR ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH UNITHOLDER OF SELLING UNITS PURSUANT TO THE OFFER.

        A taxable Unitholder will recognize gain or loss on a sale of Units pursuant to the Offer equal to the difference between (i) the Unitholder's "amount realized" on the sale and (ii) the Unitholder's adjusted tax basis in the Units sold. The amount of a Unitholder's adjusted tax basis in such Units will vary depending upon such Unitholder's particular circumstances. The "amount realized" with respect to a Unit will be a sum equal to the amount of cash received by the Unitholder for the Unit pursuant to the Offer plus the amount of Partnership liabilities allocable to the Unit (as determined under Code Section 752).

        Based on the results of Partnership operations through December 31, 1993, it is estimated that, depending on the Unitholder's date of entry into the Partnership, the taxable gain or loss recognized by a taxable Unitholder who or which tenders Units that were acquired by such Unitholder at the time of the Partnership's original offering of Units will range from a gain of $145 per Unit for those admitted in November 1984, to a loss of $234 per Unit for those admitted in June 1986. It also is estimated that such Unitholder has "suspended" passive activity losses (i.e., post-1986 net taxable losses in excess of statutorily provided "phase-in" amounts) from the Partnership of $450 per Unit (subject to reduction to the extent such Unitholder utilized any of such losses to offset passive activity income from other investments). Under the passive activity loss rules, such losses would be deductible by such Unitholder against his gain, if any, on the sale (subject to any other applicable limitations). In addi-tion, once the Unitholder sells all his Units, any suspended passive activity losses from the Partnership in excess of such Unitholder's gain, if any, on the sale should no longer be subject to the passive activity loss limitation, and therefore should be deductible by such Unitholder from his other income subject to any other applicable limitations. (See the discussion of the passive activity loss limitation below.)

        The gain or loss recognized by a Unitholder on a sale of a Unit pursuant to the Offer generally will be treated as a capital gain or loss if the Unit was held by the Unitholder as a capital asset. Such capital gain or loss will be treated as long-term capital gain or loss if the tendering Unitholder's holding period for the Unit exceeds one year. Under current law, long-term capital gains of individuals and other non-corporate taxpayers are taxed at a maximum marginal federal income tax rate of 28%, whereas the maximum marginal federal income tax rate for other income of such persons is 39.6%. Capital losses are deductible only to the extent of capital gains, except that non-corporate taxpayers may deduct up to $3,000 of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a corporation's carryforward period is five years and a non-corporate taxpayer can carry forward such losses indefinitely); in addition, corporations are allowed to carry back excess capital losses to the three preceding taxable years.

        If any portion of the amount realized by a Unitholder is attributable to "unrealized receivables" (which includes depreciation recapture) or "substantially appreciated inventory" as defined in Code Section 751, then a portion of the Unitholder's gain or loss may be ordinary rather than capital. It is possible that the basis allocation rules of Code Section 751 may result in a Unitholder's recognizing ordinary income with respect to such items while recognizing a larger capital loss with respect to the remainder of the Unit, even though such Unitholder has an overall loss on the sale.

        Under Code Section 469, a non-corporate taxpayer or personal service corporation can deduct passive activity losses in any year only to the extent of such person's passive activity income for such year, and closely held corporations may not offset such losses against so-called "portfolio" income. A loss recognized by a Unitholder upon a sale of a Unit pursuant to the Offer can be currently deducted (subject to other applicable limitations) to the extent of such Unitholder's taxable income from the Partnership for that year, and gain recognized by a Unitholder upon such sale can be offset by such Unitholder's passive activity losses (if any) from the Partnership. If a Unitholder disposes of all his Units pursuant to the Offer, such Unitholder generally will be able to deduct his remaining passive activity losses (if any) from the Partnership that could not previously be deducted by such Unitholder due to the foregoing limitation.

        A tendering Unitholder will be allocated a pro rata share of the Partnership's taxable income or loss for the year of sale with respect to the Units sold in accordance with the provisions of the Partnership Agreement of the Partnership (the "Partnership Agreement") concerning transfers of Units. Such allocation and any cash distributed by the Partnership to such Unitholder for such year will affect the Unitholder's adjusted tax basis in Units and, therefore, the amount of such Unitholder's taxable gain or loss upon a sale of Units pursuant to the Offer.

        A taxable Unitholder (other than corporations and certain foreign individuals) who tenders Units may be subject to 31% backup withholding unless the Unitholder provides a taxpayer identification number ("TIN") and certifies that the TIN is correct or properly certifies that he is awaiting a TIN. A Unitholder may avoid backup withholding by properly completing and signing the Substitute Form W-9 included as part of the Letter of Transmittal. If a Unitholder who is subject to backup withholding does not properly complete and sign the Substitute Form W-9, the Purchaser will withhold 31% from payments to such Unitholder.

        Gain realized by a foreign Unitholder on a sale of a Unit pursuant to the Offer will be subject to federal income tax. Under
Section 1445 of the Code, the transferee of a partnership interest held by a foreign person is generally required to deduct and with-hold a tax equal to 10% of the amount realized on the disposition. The Purchaser will withhold 10% of the amount realized by a tendering Unitholder unless the Unitholder properly completes and signs the FIRPTA Affidavit included as part of the Letter of Transmittal certifying the Unitholder's TIN, that such Unitholder is not a foreign person and the Unitholder's address. Amounts withheld would be creditable against a foreign Unitholder's federal income tax liability and, if in excess thereof, a refund could be obtained from the Internal Revenue Service by filing a U.S. income tax return.

         Section 7.  Effects of the Offer.

        Limitations on Resales. Pursuant to authority contained in the Partnership Agreement, the General Partner restricts transfers of Units if a transfer, when considered with all other transfers during the same applicable twelve-month period, would cause a termination of the Partnership for federal or applicable state income tax purposes (which termination may occur when more than 50% of the Units are transferred in a twelve-month period). Consequently, sales of Units on the secondary market in private transactions for the twelve-month period following completion of the Offer may be limited. The Partnership will not process any requests for recognition of substitution of Unitholders upon a transfer of Units during such twelve-month period which the General Partner believes may cause a tax termination. In determining the number of Units for which the Offer to Purchase is made (representing approximately 49% of the outstanding Units if 40,595 Units are tendered), the Purchaser took this restriction into account so as to permit normal historical levels of transfers to occur without violating this restriction.

        Effect on Trading Market. There is no established public trading market for the Units and, therefore, a reduction in the number of Unitholders should not materially further restrict the Unitholders' ability to find purchasers for their Units. (See "Section 13. Background of the Offer - Establishment of the Purchase Price" for certain limited information regarding recent secondary sales of the Units.)

        Control of all Unitholder Voting Decisions by Purchaser; Effect of Affiliation with General Partner. The Purchaser will have the right to vote each Unit purchased. As a result, the Purchaser could be in a position to significantly influence all voting decisions with respect to the Partnership. This could (i) prevent non-tendering Unitholders from taking action they desire but that the Purchaser opposes and (ii) enable the Purchaser to take action desired by the Purchaser but opposed by non-tendering Unitholders. Under the Partnership Agreement, Unitholders holding a majority of the Units are entitled to take action with respect to a variety of matters. When voting on such matters, the Purchaser will vote the Units acquired pursuant to the Offer in its interest, which, because of its affiliation with the General Partner, will also likely be in the interest of the General Partner. However, the Purchaser agrees, for the benefit of non-tendering Unitholders, that it will vote its Units in proportion to the votes cast by other Unitholders on matters put to a vote of Unitholders which propose to change the fees and other compensation payable by the Partnership to the General Partner and any of its affiliates. Except for the foregoing, no other limitations are imposed on the Purchaser's right to vote each Unit purchased.

        The Units are registered under the Exchange Act, which requires, among other things, that the Partnership furnish certain information to its Unitholders and to the Commission and comply with the Commission's proxy rules in connection with meetings of, and solicitation of consents from, Unitholders. Purchase of Units pursuant to the Offer will not result in the Units becoming eligible for deregistration under the Exchange Act.

        Possible Acceleration of Mortgage Debt. Mortgages encumbering two properties, representing approximately $9,017,000 in outstanding principal amount of indebtedness, contain provisions which could give the holders thereof the right to accelerate the mortgage debt as a result of the consummation of the transactions contemplated by the Offer. If a lender successfully asserts that its mortgage debt may be accelerated, the Partnership will be required to satisfy the outstanding mortgage debt and to pay any prepayment fees, expenses or other sums required pursuant to the terms of the mortgage under such circumstance. In such event, the Partnership will seek to arrange for alternative sources of mortgage financing for such properties. However, any such refinancings may be at interest rates which are higher or otherwise on terms which are less favorable than those provided for by the current mortgages. If lenders holding mortgages representing significant indebtedness are successful in accelerating their mortgages, the cost of obtaining alternative financing could have a material adverse effect on the Partnership after the consummation of the Offer. Furthermore, if alternative financing cannot be obtained, lenders could foreclose on the properties securing their mortgages.

        Section 8. Future Plans. The Purchaser is acquiring the Units pursuant to the Offer for investment purposes. Subject to the limitation on resales discussed in Section 7, following the completion of the Offer, the Purchaser may acquire additional Units. Any such acquisition may be made through private purchases, through one or more future tender offers or by any other means deemed advisable. Any such acquisition may be at a price higher or lower than the price to be paid for the Units purchased pursuant to the Offer. Neither the Purchaser nor the General Partner has any present plans or intentions with respect to a liquidation, sale of assets or, except as described in "Section 13. Background of the Offer", refinancing of any of the Partnership's properties. However, the Purchaser believes that consistent with its fiduciary obligations the General Partner will continue to review any opportunities such as sales or refinancings and will seek to maximize returns to investors in the Units. The General Partner's stated intentions are to manage the Partnership's assets to maximize capital appreciation, improve property operations and reduce Partnership debt. See "Section 10. Conflicts of Interest and Transactions with Affiliates" for certain information concerning the General Partner's potential conflict of interest with respect to sales or refinancings.

        Section 9. Certain Information Concerning the Partnership. The Partnership was organized on January 31, 1984, under the laws of the State of California. Its principal executive offices are located at 5665 Northside Drive, N.W., Suite 370, Atlanta, Georgia 30328. Its telephone number is (404) 916-9050.

        The Partnership's primary business is real estate related operations.

        Unitholders are referred to the financial and other information included in the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, and the Partner-ship's Quarterly Report on Form 10-Q for the six months ended June 30, 1994. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C 20549, and at the regional offices of the Commission located in the Northwestern Atrium Center, 500 Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies should be available by mail upon payment of the Commission's customary charges by writing to the Commission's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549.

        On September 16, 1994, the Partnership entered into an agree-ment with the lender for its Cooper's Pointe and Copper Mill properties pursuant to which the loans encumbering both properties were refinanced. The loans encumbering these properties now mature on September 16, 1999 and the interest rate on both loans is now 8.25%. Prior to the refinancing, the interest rate on the Copper Mill property had been 9.375%. As part of these refinancings, the lender required that the banks securing these properties be cross-defaulted and cross-collateralized.

        It is anticipated that the mortgage loans encumbering the Partnership's Stoney Greens, Hampton Greens, Promonotory Pointe and Wood Creek properties will be refinanced in the fourth quarter of 1994. It is presently anticipated that this refinancing may result in the Partnership receiving approximately $200,000 in net proceeds which will be added to the Partnership's working capital.

        Section 10.  Conflicts of Interest and Transactions with
Affiliates. The General Partner, the Purchaser and their affiliates have conflicts of interest with respect to the Offer as set forth below.

        Conflicts of Interest With Respect to the Offer. The General Partner has a conflict of interest with respect to the Offer, including as a result of its affiliation with the Purchaser. (See "Section 13. Background of the Offer".)

        Voting by the Purchaser. As a result of the Offer, the Purchaser may be in a position to significantly influence all Partnership decisions on which Unitholders may vote. However, the Purchaser agrees, for the benefit of non-tendering Unitholders, that it will vote its Units in proportion to the votes cast by other Unitholders on matters put to a vote of Unitholders which propose to change the fees and other compensation payable by the

Partnership to the General Partner and any of its affiliates. (See "Section 7. Effects of the Offer".)

        Repayment of Tender Offer Loan. A loan (the "DeForest Loan") may be obtained by the Purchaser in connection with the Offer.
(See "Section 12. Source of Funds".) The Purchaser plans to service the DeForest Loan with Purchaser Cash Flow and Tender Cash Flow (as defined in Section 12). The amount of the DeForest Loan, and consequently the ability of the Purchaser to repay such amount, is dependent upon the number of Units tendered in the DeForest
Tender Offers (as defined in Section 12), which number is not currently ascertainable. One of several possible sources of Tender Cash Flow is the Purchaser's distributable portion of the proceeds of any sales or refinancings of Partnership properties attributable to the Units tendered. Consequently, a conflict of interest may exist for the General Partner in determining whether and when to sell and/or refinance the Partnership's properties. Any such conflict, however, may be mitigated by the fact that (i) proceeds from the sale or refinancing of properties owned by other partnerships in which the Purchaser or its affiliates may have an interest may be available to the Purchaser (see "Section 12. Source of Funds."), (ii) there exist other repayment sources, including capital contributions from the Purchaser's partners, (iii) certain of the Purchaser's partners have agreed to loan funds to the Purchaser in order to enable the Purchaser to make timely interest payments, and (iv) the Purchaser may be able to refinance all or a portion of the DeForest Loan.

        Distributions upon Sales or Refinancings. As mentioned above, one source of Tender Cash Flow is the Purchaser's distributable portion of the proceeds of any sales or refinancings of Partnership properties attributable to the Units tendered. The agreement governing the DeForest Loan will provide that the Purchaser will be required to make a prepayment on the DeForest Loan of an amount equal to 60% (100% in the case of a refinancing) of the Purchaser's distributable portion of the proceeds of such sale or refinancing, whether or not distributed by the Partnership. Consequently, unless the Purchaser otherwise has funds available to make such a required prepayment, a conflict of interest may exist for the General Partner in determining whether and when to cause the Partnership to distribute the proceeds of any such sale or refinancing to the Partnership's partners.

        Transactions with Affiliates. The General Partner of the Partnership, an affiliate of the Purchaser, owns a 2% interest in the Partnership and thus receives, as a continuing interest in the Partnership, an amount equal to a 2% allocation of the Partnership's profits and losses, and 2% of distributions. The General Partner is also entitled to be reimbursed for certain expenses and to receive certain fees pursuant to the terms of the Partnership Agreement. For information as to the amounts paid to the General Partner and its affiliates during the last three fiscal years and the six months ended June 30, 1994, see Note 2 to the Financial Statements of the Partnership for the fiscal year ended December 31, 1993 and Note 2 to the Financial Statements of the Partnership in the Form 10-Q of the Partnership for the six months ended June 30, 1994. For the period from July 1, 1994 through September 30, 1994, the General Partner and its affiliates received from the Partnership an aggregate of approximately $267,000 with respect to the foregoing interests, reimbursements and fees.

        In connection with NPI Equity's acquisition of management and control of the Partnership, NPI Equity and certain principals of NPI agreed to indemnify FRI, FCMC and certain of the former individual general partners of FRI for 25% of the out-of-pocket costs, expenses and liabilities, if any, that may be incurred by them in connection with the restoration of any deficit balance in the General Partner's capital account upon the dissolution of the Partnership subsequent to the sale of all of the Partnership's properties. (See "Section 13. Background of the Offer" for a description of the transaction pursuant to which NPI Equity acquired control of the Partnership.)

        Section 11. Certain Information Concerning the Purchaser. The Purchaser was organized for the purpose of acquiring the Units. The principal executive office of the Purchaser and DeForest Capi-tal is at 5665 Northside Drive, N.W., Suite 370, Atlanta, Georgia 30328. DeForest Capital was organized for the purpose of acting as the general partner of the Purchaser.

        For certain information concerning the directors and executive officers of DeForest Capital, the general partner of the Purchaser, see Schedule 1 to this Offer to Purchase.

        For certain financial information concerning the Purchaser and DeForest Capital, see Schedule 2 to this Offer to Purchase.

        Except with respect to 28 Units in the aggregate owned by an affiliate of the Purchaser, and except as otherwise set forth herein, (i) neither the Purchaser, DeForest Capital, to the best of Purchaser's knowledge, the persons listed on Schedule 1 nor any affiliate of the foregoing beneficially owns or has a right to acquire any Units, (ii) neither the Purchaser, DeForest Capital, to the best of Purchaser's knowledge, the persons listed on Schedule
1, nor any affiliate thereof or director, executive officer or subsidiary of DeForest Capital has effected any transaction in the Units, (iii) neither the Purchaser, DeForest Capital, to the best of Purchaser's knowledge, any of the persons listed on Schedule 1, nor any director or executive officer of DeForest Capital has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the Commission between any of the Purchaser, DeForest Capital or, to the best of Purchaser's knowledge, the persons listed on Schedule 1, on the one hand, and the Partnership or its affiliates, on the other hand, and (v) there have been no contracts, negotiations or transactions between the Purchaser, DeForest Capital or, to the best of Purchaser's knowledge, the persons listed on Schedule 1, on the one hand, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

        The 28 Units owned by the Purchaser's affiliate are owned by QAL Associates, whose address is 100 Jericho Quadrangle, Suite 214, Jericho, New York 11753.

        Section 12. Source of Funds. The Purchaser expects that approximately $3,447,000 would be required to purchase 40,595 Units, if tendered, and to pay related fees and expenses.
Purchaser will obtain not less than $841,000 of such funds from capital contributions from its partners. The remainder of such funds will be obtained from debt financing to be provided by Kidder Peabody Mortgage Capital Corporation or an affiliate thereof (the "Lender") concurrently with the consummation of the Offer pursuant to the terms of a commitment letter, dated October 11, 1994 (the "Commitment Letter") among the Lender, the Purchaser and the NPI Purchaser (as defined below).

        The Commitment Letter provides for two separate loans (together, the "Loans"). One loan, the DeForest Loan, will be made to the Purchaser in order to enable the Purchaser to consummate the Offer as well as to tender for units of limited partnership interest of eleven other Fox Partnerships (as defined in Section
13) (together with the Partnership, the "Fox Subject Partnerships"). The Purchaser commenced such other tender offers concurrently with the commencement of the Offer (the Offer and such other tender offers are collectively referred to herein as the "Deforest Tender Offers"). The second loan (the "DeForest II Loan") will be made to DeForest Ventures II L.P. (the "NPI Purchaser"), an affiliate of the Purchaser, which is the offeror in tenders for units of limited partnership interest in seven limited partnerships (collectively, the "NPI Partnerships"). The NPI Purchaser commenced such tender offers (the "DeForest II Tender
Offers") concurrently with the commencement of the Offer.   The
units of limited partnership interest of the Fox Subject Partnerships which are purchased by the Purchaser pursuant to the Deforest Tender Offers, and the units of limited partnership interest of the NPI Partnerships which are purchased by the NPI Purchaser pursuant to the DeForest II Tender Offers, are collectively referred to herein as the "Tendered Units". Schedule 3 hereto sets forth the identity of each other Fox Subject Partner-ship and each NPI Partnership.

        The maximum aggregate principal amount of the Loans will be $55 million, of which $36,775,000 has been allocated to the Purchaser for its use in consummating the DeForest Tender Offers.
In no event, however, will the aggregate principal amount of the

Loan made to the Purchaser exceed 80% of the aggregate purchase price of the Tendered Units to be acquired by it. It is anticipated that the aggregate maximum purchase price, including related fees and expenses, will be approximately $48,640,000 for the Tendered Units in the Fox Subject Partnerships and will be approximately $23,325,000 for the Tendered Units in the NPI Partnerships. The Purchaser will obtain not less than approximately $11,900,000 of the anticipated maximum aggregate purchase price for the Tendered Units in the Fox Subject Partnerships from capital contributions from its partners, and the NPI Purchaser will obtain not less than approximately $5,100,000 of the anticipated maximum aggregate purchase price for the Tendered Units in the NPI Partnerships from capital contributions from its
partners.   Accordingly, it is anticipated that not more than
approximately $36,775,000 of such aggregate maximum purchase price will be borrowed by the Purchaser and not more than approximately $18,225,000 will be borrowed by the NPI Purchaser. To the extent that the number of Tendered Units is less than the aggregate number of units of limited partnership interest sought by the Purchaser and the NPI Purchaser, the aggregate principal amount of the Loans will be reduced.

        The DeForest Loan and the DeForest II Loan will be cross-defaulted and cross-collateralized. Each Loan will be due and payable one year after initial funding subject to the right of the borrower to extend such Loan for two consecutive one-year periods provided that the Loans are not then in default. Interest on each Loan will accrue monthly and be payable in arrears at a rate per annum equal to 250 basis points over LIBOR during the initial 12 months of the Loan, 350 basis points over LIBOR during the second 12 months of the Loan and 450 basis points over LIBOR during the last 12 months of the Loan. As of October 11, 1994 the LIBOR rate was 5.125% per annum.

        The Lender will also be entitled to additional interest on the Loans in the form of a residual fee. Payment of the Lender's additional interest, however, is subordinate to the prior return of the aggregate capital contributions received by the Purchaser and the NPI Purchaser, together with a 15% per annum return thereon.
The residual fee will consist of the greater of 20% or a specified percentage of Tender Cash Flow until the Lender has received a 17% per annum rate of return. The specified percentage to be received by the Lender will be based upon the actual monthly outstanding balance of the Loans and the period of time during which the Loans were outstanding, and will continue to be paid to the Lender after its receipt of a 17% per annum rate of return. The amount of the Loans is dependent upon the number of Tendered Units acquired.
Because such amount and the time of repayment of the Loans cannot be ascertained at this time, the effective rate of interest on the Loans cannot be determined. "Tender Cash Flow" is the amount to be received by the Purchaser with respect to the Tendered Units acquired by it, whether in the form of distributions from the Fox Subject Partnerships or as proceeds from the sale or other disposition of such Tendered Units.

        Although the Loans will be prepayable at any time without premium or penalty, a prepayment is required upon the occurrence of certain events. The Purchaser will be required to prepay the outstanding principal amount of the DeForest Loan utilizing Purchaser Cash Flow (as defined herein), if any, remaining after its application to the payment of interest on the Loans and, under certain circumstances, to the prepayment of the DeForest II Loan. Further, whether or not distributed to the Purchaser, 60% of the Purchaser's distributable portion of the net proceeds of a sale (and 100% of the net proceeds of a refinancing) of a property owned by a Fox Subject Partnership is required to be applied in prepayment of the DeForest Loan. (See "Section 10. Conflicts of Interest and Transactions With Affiliates" for a discussion of certain conflicts of interest which will be created as a result of the Purchaser's obligation to prepay the DeForest Loan with the proceeds of sales or refinancings of Partnership properties.) "Purchaser Cash Flow" means the cash revenues, with certain exceptions, to be received by NPI-AP Management, L.P. ("NPI-AP Management"), an affiliate of the Purchaser, and by certain other entities affiliated with National Property Investors, Inc. ("NPI") less allowable operating expenses. Each of NPI-AP Management and NPI will guarantee the Loans.

        As collateral security for the Loans, among other things, the Purchaser and the NPI Purchaser will be required to pledge and collaterally assign the Tendered Units to the Lender, and their respective partners will be required to pledge all partnership interests in the borrowers. As additional collateral security, all outstanding shares of the common stock of NPI Equity (and its parent NPI) and all partnership interests in NPI-AP Management will be required to be pledged to the Lender by the holders thereof.

        The Purchaser and the NPI Purchaser anticipate that the loan agreement(s) governing the Loans will contain certain customary affirmative and negative reporting and operational covenants.
The borrowers will be required to pay the Lender reasonable and customary fees in connection with the Loans and will also be required to indemnify the Lender against certain liabilities, including liabilities under the Exchange Act. It is also anticipated that the agreement(s) governing the Loans will provide that certain actions (i.e., bankruptcy or insolvency and default under mortgage indebtedness) by Fox Subject Partnerships or NPI Partnerships having in the aggregate an Attributed Net Value (as defined below) of more than 20% of the Attributed Net Value of all the Fox Subject Partnerships and the NPI Partnerships shall constitute a default under the Loans. "Attributed Net Value" of any Fox Subject Partnership or any NPI Partnership will represent the purchase price actually paid by the Purchaser or the NPI Purchaser for Tendered Units of such Partnership multiplied by the number of Tendered Units actually acquired.

        Neither the Purchaser nor the General Partner has any present plans or intentions with respect to a liquidation, sale of assets or, except as described in "Section 13. Background of the Offer", refinancing of any of the Partnership's properties. However, the Purchaser believes that the General Partner will continue to review opportunities to sell the Partnership's properties and refinance its indebtedness consistent with its fiduciary obligations and with a view to maximizing returns to Unit Holders.

        The amount of the Loans is dependent upon the number of Tendered Units to be acquired, which number is not currently ascertainable. If the DeForest Tender Offers are successful, and the maximum number of Tender Units sought are acquired, unless properties owned by one or more of the Fox Subject Partnerships and/or the NPI Partnerships are sold or refinanced, repayment of the Loans would be dependent upon the ability of the Purchaser or the NPI Purchaser to obtain replacement financing. (See "Section
10. Conflicts of Interest and Transactions with Affiliates" for a discussion of certain conflicts of interest which will be created as a result of the Purchaser consummating the DeForest Loan.)
There are 86 individual properties owned by the Fox Subject Partnerships and the NPI Partnerships. Except for one property owned by MRI Business Properties Fund, Ltd. ("MRI"), neither the Purchaser nor the General Partner is able to identify any specific property owned by any Fox Subject Partnership or NPI Partnership which is intended to be sold. MRI has entered into a letter of intent to sell its interests in the Dallas Marriott Quorum Hotel. It is anticipated that the sale of this property will be consummated prior to December 31, 1994, and MRI anticipates receiving net proceeds of approximately $1,500,000 from this sale. There can be no assurance, however, that the sale of this property will be consummated. The Purchaser anticipates that, over the course of the Loans or any refinancing thereof, the allocable share of sale or refinancing proceeds to be received by it on account of its investment in the Tendered Units, together with the Purchaser Cash Flow available to service the Loans, will be sufficient to retire the principal balance of the Loans or any replacement loans. However, neither the Purchaser nor the NPI Purchaser has made any plans or arrangements to refinance the Loans.

        Section 13.  Background of the Offer.

        Acquisition of Control. On December 6, 1993, NPI Equity, a wholly-owned subsidiary of NPI, an affiliate of the Purchaser, assumed management and obtained control of the General Partner of the Partnership, as well as the respective general partners of certain other affiliated limited partnerships (together with the Partnership, the "Fox Partnerships"), by being appointed as substitute managing partner of FRI, a partner of the General Partner and the direct or indirect general partner of certain of the other Fox Partnerships, and by entering into a voting trust agreement with the beneficial owners of the outstanding shares of stock of FCMC, another partner of the General Partner and the direct or indirect general partner of certain of the other Fox Partnerships. Three of the eleven former individual general partners of FRI are limited partners of the Purchaser.

        In connection with the acquisition by NPI Equity of management and control of the Partnership and the Fox Partnerships, NPI Realty Advisors, Inc. ("NPI Realty"), an affiliate of NPI Equity, acquired for cash and notes an aggregate of approximately $10,800,000 of loans made by FRI and/or FCMC to the Fox Partnerships (the "Partnership Advances") for the outstanding balance of such loans.
As of the date of this Offer, the Fox Partnerships have repaid all but $182,000 of the Partnership Advances from, among other sources, the proceeds of the sales of certain Fox Partnership properties.

        On October 12, 1994, NPI sold one-third of its stock to an affiliate of Apollo Real Estate Advisors, L.P. ("Apollo"). (See the Partnership's Form 8-K dated October 12, 1994 for additional information with respect to this transaction.) Certain individual beneficial owners of NPI and an entity affiliated with Apollo formed both the Purchaser and DeForest Capital on September 30, 1994 for the purpose of making the Offer.

        Establishment of Purchase Price. The Purchaser has set the Purchase Price at $80 net per Unit. The Purchaser established the Purchase Price by analyzing a number of both quantitative and qualitative factors including: (i) the volume and prices of recent secondary market resales of the Units; (ii) the lack of liquidity of, and lack of current income derived from, an investment in the Partnership; (iii) an estimate of the underlying value of the Partnership's assets; (iv) the costs to the Purchaser associated with acquiring the Units; and (v) the administrative costs of continuing to own the Partnership's assets through a publicly registered limited partnership.

        Secondary sales activity for the Units has been limited and sporadic. According to information obtained from trade publications which report on public real estate limited partnerships, from July 1, 1993 through June 30, 1994, an aggregate of 45 Units were transferred in the secondary market at prices ranging from $18.00 to $39.00 per Unit. Secondary market sales may not be an efficient measure of value. However, such sales of Units on the secondary market and in private transactions are the only current means available to a Unitholder to liquidate his investment in his Units since the Units are not listed or traded on any exchange or quoted on any NASDAQ list or system. Therefore, the Purchaser believes resale prices may be relevant to establishing the Purchase Price. Based solely on the price range set forth herein, the Purchase Price is at least 205% of the highest secondary market sales price during the foregoing period.

        The Purchaser is offering to purchase Units which are a relatively illiquid investment and which do not presently generate current income and is not offering to purchase the Partnership's underlying assets. Consequently, the Purchaser does not believe that the underlying asset value of the Partnership is determinative in arriving at the Purchase Price. Nevertheless, the Purchaser derived an estimated net value (the "Derived Value") for the Partnership's assets. In determining the Derived Value, the Purchaser first calculated the "Adjusted Value" of each of the Partnership's properties. The Adjusted Value was determined by subtracting a replacement reserve (the "Replacement Reserve") from a property's earnings before interest, depreciation and amortization ("EBIDA") for the twelve month period commencing on July 1, 1993 and ending June 30, 1994, which earnings were based upon the Partnership's actual operating results. This amount was then divided by a capitalization rate (the "Cap Rate") to determine the property's Adjusted Value. The Replacement Reserve used in calculating the Adjusted Value was $300.00 per apartment unit for those complexes constructed after 1983 and $400.00 per apartment unit for all other properties. The Cap Rate used in calculating the Adjusted Value was 9.25% for those complexes constructed after 1983 and 9.75% for all other complexes. The Adjusted Value of those Partnership properties which are encumbered by a mortgage which will need to be refinanced prior to December 31, 1995 was then reduced by an amount equal to 3% of the exiting mortgage debt to account for the costs attendant to such refinancing.

        The Purchaser believes that the Replacement Reserve and Cap Rates utilized by it are within a range of reserves and capitalization rates currently employed in the marketplace. The utilization of different replacement reserves and capitalization rates could also be appropriate. Unitholders should be aware that the use of lower replacement reserves and/or capitalization rates would result in higher Adjusted Values for the Partnership's properties.

        The following table applies the method used by the Purchaser to determine the Adjusted Value.



Property      Built  EBIDA       Reserve   Cap Rate  Adjustments   Value

Stoney Creek   1983  $  767,000  $145,600    9.75%    $201,000     $ 6,172,333

Hampton
  Greens       1986  $  777,000  $ 92,700    9.25%    $171,000     $ 7,226,838

Promontory
  Point        1984  $  708,000  $ 75,600    9.25%       __        $ 6,836,757

Cooper's
  Point        1986  $  555,000  $ 57,600    9.25%        __       $ 5,377,297

Wood Creek     1985  $1,372,000  $129,600    9.25%     $360,000    $13,071,351

Plantation
  Creek        1977  $1,745,000  $193,600     9.75%         __     $15,911,795

Four Winds     1987  $1,175,000  $105,000     9.25%     $327,000   $11,240,568

Monterey
  Village      1987  $  700,000  $ 67,200     9.25%       ---      $ 6,841,081

Autumn Run     1987  $1,053,000  $ 96,000     9.25%       ---      $10,345,946

Cooper Mill    1987  $  672,000  $ 57,600     9.25%       ----     $ 6,642,162

        To determine the Derived Value of the Partnership's assets, the Purchaser then added to the aggregate Adjusted Value the net amount of all cash and cash equivalents of the Partnership at June 30, 1994, less all accounts payable and other claims against the Partnership which net amount equaled $1,181,000. Finally, the Adjusted Value of each property was reduced by subtracting to the extent of such property's Adjusted Value its long term debt as of June 30, 1994, which reduction amounted to approximately $79,251,000 in the aggregate. The resulting Derived Value of the Partnership's assets was approximately $11,595,000 or $137 per Unit (based upon the percentage of capital distributions to which Unitholders are entitled).

        The Purchaser believes that realization by the Partnership of the Derived Value may be impacted by several factors affecting real estate assets generally, including: (i) the presence of polybutylene piping which may require removal throughout the Copper Mill apartment units, (ii) the reduced availability of real estate financing, resulting from various factors including the present condition of financial institutions, and (iii) the continued sale of properties acquired by financial institutions and government agencies. No Partnership properties or assets have been identified for sale, and neither the General Partner nor the Purchaser has any present plans or intentions with respect to liquidation of the Partnership. Furthermore, the Purchaser believes that sales of the Partnership's properties for all cash purchase prices may be affected by the foregoing factors.

        Unitholders should also be aware that, in connection with Apollo's decision to make an investment in the Purchaser and its affiliates, Apollo retained an independent third party to conduct an equity analysis of, among other entities, the Partnership as of June 30, 1994. The foregoing analysis estimated the equity value of the Partnership at an amount equivalent to $135 per Unit. However, Unitholders are advised that this valuation was not prepared with a view toward public disclosure (including disclosure in this Offer) and that Apollo does not as a matter of course make public its internal valuations. The fact that Apollo commissioned this evaluation of the Partnership in connection with its decision to make an investment in the Purchaser and its affiliates should not be considered as an indication that either Apollo or the Purchaser considers this valuation as an accurate indicator of the net amount the Partnership could realize for its assets.

        In establishing the Purchase Price, the Purchaser also took into account the administrative costs regularly incurred by the Partnership. Because the Purchaser is offering to purchase Units rather than the underlying assets of the Partnership, the Purchaser believes it is appropriate to consider such costs. From information set forth in the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, the average administrative costs of the Partnership for its three prior fiscal years was $622,333 or $7.51 per outstanding Unit per year. Furthermore, the Purchaser gave consideration to the costs associated with the acquisition of the Units of approximately $200,000 or $4.93 per Unit assuming it was able to purchase all of the Units sought. To the extent less Units are purchased, the Purchaser's cost per Unit will be proportionately increased.

        The Partnership Agreement provides, among other things, that upon dissolution of the Partnership subsequent to the sale of all of the Partnership's properties, the General Partner is required to contribute capital to the Partnership in an amount equal to any deficit then existing in its capital account. Through ownership of Units by the Purchaser, an affiliate of the General Partner, the potential liability of the General Partner and its affiliates would be effectively reduced. Although there was a deficit in the capital account of the General Partner of $558,427 as of the end of the Partnership's last fiscal year, such amount is subject to future reduction through allocation of a portion of the taxable gain, if any, that results from the sale by the Partnership of its properties under the Partnership Agreement. Consequently, the ultimate amount, if any, of the deficit and the date on which it would be paid are indeterminable. Accordingly, the Purchaser has attributed no value to this obligation in establishing the Purchase Price.

        By taking into consideration all of the above factors, the Purchaser determined the Purchase Price to be $80. The Purchase Price represents the price at which the Purchaser is willing to purchase Units. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Purchase Price and no representation is made by the Purchaser or any affiliate of the Purchaser as to such fairness. The Purchaser did not attempt to obtain current independent valuations or appraisals of the underlying properties and other assets owned by the Partnership; however, the Purchaser is aware of the equity analysis referred to above. As indicated above, the Purchaser does not believe that such valuations or appraisals should be determinative as to the Purchaser's establishment of the Purchase Price. Other measures of the value of the Units may be relevant to Unitholders. Unitholders are urged to consider carefully all of the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Units.

        Partnership Makes No Recommendation. The Partnership has indicated in its Statement of Schedule 14D-9 filed with the Commission that it makes no recommendation and is remaining neutral as to whether Unitholders should tender their Units pursuant to the Offer because the General Partner of the Partnership is subject to an inherent conflict of interest resulting from the General Partner's affiliation with the Purchaser.

        Section 14. Conditions of the Offer. Notwithstanding any other term of the Offer, the Purchaser shall not be required to accept for payment or to pay for any Units tendered if all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the consummation of the transactions contemplated by the Offer shall not have been filed, occurred or been obtained. Furthermore, notwithstanding any other term of the Offer, the Purchaser shall not be required to accept for payment or pay for any Units not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Units if, at any time on or after the date of the Offer and before the acceptance of such Units for payment or the payment therefor, any of the following conditions exists:

                (a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment of or payment for any Units by the Purchaser, (ii) imposes or confirms limitations on the ability of the Purchaser effectively to exercise full rights of ownership of any Units, including, without limitation, the right to vote any Units acquired by the Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Partnership's Unitholders, (iii) requires divestiture by the Purchaser of any Units, (iv) causes any material diminution of the benefits to be derived by the Purchaser as a result of the transactions contemplated by the Offer, or
        (v) might materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchaser or the Partnership;

                (b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency, which might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

                (c) any change or development shall have occurred or been threatened since the date hereof, in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Partnership, which, in the sole judgment of the Purchaser, is or may be materially adverse to the Partnership, or the Purchaser shall have become aware of any fact that, in the sole judgment of the Purchaser, does or may have a material adverse effect on the value of the Units;

                (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or other currency exchange rates or a suspension of a limitation on the markets thereof, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

                (e) it shall have been publicly disclosed or the Purchaser shall have otherwise learned that (i) more than ten percent of the outstanding Units have been or are proposed to be acquired by another person (including a "group" within the meaning of Section 13(d)(3) of the Exchange Act), or (ii) any person or group that prior to such date had filed a Statement with the Commission pursuant to Section 13(d) or (g) of the Exchange Act has increased or proposes to increase the number of Units beneficially owned by such person or group as disclosed in such Statement by two percent or more of the outstanding Units; or

                (f) the transactions contemplated by the Commitment Letter shall not have been consummated.

        The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances giving rise to such conditions or may be waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion. Any determination by the Purchaser concerning the events described above will be final and binding upon all parties.

        Section 15.  Certain Legal Matters.

        General. Except as set forth in this Section 15, the Purchaser is not aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by the Purchaser pursuant to the Offer. Should any such approval or other action be required, it is the Purchaser's present intention that
such additional approval or action would be sought.   While there
is no present intent to delay the purchase of Units tendered pursuant to the Offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership's business, or that certain parts of the Partnership's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the Purchaser to elect to terminate the Offer without purchasing Units thereunder. The Purchaser's obligation to purchase and pay for Units is subject to certain conditions, including conditions related to the legal matters discussed in this
Section 15.

        Antitrust.  The Purchaser does not believe that the Hart-
Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of Units contemplated by the Offer.

        Margin Requirements. The Units are not "margin securities" under the regulations of the Board of Governors of the Federal
Reserve System and, accordingly, such regulations are not applicable to the Offer.

        State Takeover Laws. A number of states have adopted anti-takeover laws which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, securityholders, principal executive offices or principal places of business therein. Although the Purchaser has not attempted to comply with any state anti-takeover statutes in connection with the Offer, the Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to the Offer, the Purchaser might be unable to accept for payment or purchase Units tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for purchase or pay for any Units tendered.

        Section 16.  Fees and Expenses.  Except as set forth in this
Section 16, the Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Units pursuant to the Offer. The Purchaser has retained The Herman
Group, Inc. to act as Information Agent, and GKN Securities Corp.
to act as Dealer Manager, in connection with the Offer. The Pur-chaser will pay the Information Agent and Dealer Manager reasonable and customary compensation for their respective services in connec-tion with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Information Agent and the Dealer Manager against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. The Pur-chaser will also pay all costs and expenses of printing and mailing the Offer.

        Section 17. Miscellaneous. The Purchaser is not aware of any jurisdiction in which the making of the Offer is not in compliance with applicable law. If the Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, the Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Units residing in such jurisdiction. In those jurisdictions whose securities or blue sky laws require the Offer to be made by a licensed broker or dealer, the Offer is being made on behalf of the Purchaser by the Dealer Manager.

        No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

        The Purchaser has filed with the Commission a Schedule 14D-1, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule 14D-1 and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same places and in the same manner as set forth in Section 9 hereof (except that they will not be available at the regional offices of the Commission).

                                             DEFOREST VENTURES I L.P.



October 17, 1994

                                               Schedule 1

                                    DIRECTORS AND EXECUTIVE OFFICERS


        Set forth below is the name, current business address, present principal occupation, and employment history for at least the past five years of each director and executive officer of DeForest Capi-tal. Except for Mr. Koenigsberger, who is a citizen of Guatemala, each person listed below is a citizen of the United States.


Present Principal Occupation or Employment;
Material Occupation, Position, Office
or Employment during the Past Five Years




        Michael L. Ashner.   Since October 1994, Mr. Ashner has been
a Director, President and Co-Chairman of DeForest Capital and DeForest Capital II Corporation ("DeForest Capital II"), the general partner of the NPI Purchaser. Since June 1994, Mr. Ashner has been a Director, President and Co-Chairman of NPI, and since December 1984 has been a Director and President of NPI Equity. Mr. Ashner has also been a Director and executive officer of NPI Property Management Corporation ("NPI Management"), the general partner of NPI-AP Management, L.P., since April 1984, and is currently NPI Management's Chairman. Since 1981, Mr. Ashner has also served as President of Exeter Capital Corporation, a firm which has organized and administered real estate limited partnerships. Mr. Ashner's business address is 100 Jericho Quadrangle, Suite 214, Jericho, New York 11753.

        Martin Lifton. Since October 1994, Mr. Lifton has been a Director and Chairman of DeForest Capital and DeForest Capital II, and since June 1994 has been a Director and Chairman of NPI. Since November 1991, Mr. Lifton has been a Director and executive officer of NPI Equity, and is currently NPI Equity's Chairman. Mr. Lifton has also been a Director and/or executive officer of NPI Management since November 1991, and is currently a Director and NPI Management's Co-Chairman. Mr. Lifton has also served as Chairman and President of The Lifton Company, a real estate investment firm, since January 1985, and as Chairman of The Bank of Great Neck, a Great Neck, New York bank, since March 1986. Mr. Lifton's business address is 100 Jericho Quadrangle, Suite 214, Jericho, New York 11753.

        W. Edward Scheetz.   Mr. Scheetz has been a Director of
DeForest Capital, DeForest Capital II, NPI and NPI Equity since October 1994. Since May 1993, Mr. Scheetz has been a limited partner of Apollo Real Estate Advisors, L.P. ("Apollo"), the managing general partner of Apollo Real Estate Investment Fund, L.P., a private investment fund. Mr. Scheetz has also served as a Director of Roland International, Inc. ("Roland"), a real estate investment company, since January 1994, and as a Director of Capital Apartment Properties, Inc., a multi-family residential real estate investment trust, since January 1994. From 1989 to May 1993, Mr. Scheetz was a principal of Trammell Crow Ventures, a national real estate investment firm. Mr. Scheetz' business address is 1301 Avenue of the Americas, 38th floor, New York, New York 10019.

        Ricardo Koenigsberger.   Mr. Koenigsberger has been a Director
of DeForest Capital, DeForest Capital II, NPI and NPI Equity since October 1994. Since October 1990, Mr. Koenigsberger has been an associate of Apollo and of Lion Advisors, L.P., which acts as financial advisor to and representative for certain institutional investors with respect to securities investments. For more than one year prior thereto, Mr. Koenigsberger was an associate with Drexel Burnham Lambert Incorporated. Mr. Koenigsberger's business address is 1301 Avenue of the Americas, 38th floor, New York, New
York 10019.

        Arthur N. Queler.    Mr. Queler has been a Director, Executive
Vice President, Secretary and Treasurer of DeForest Capital and DeForest Capital II since October 1994, and of NPI since June 1994. Mr. Queler has been a Director and executive officer of NPI Equity and NPI Management since December 1984 and April 1984, respectively. Mr. Queler has also served as President of ANQ Securities, Inc., a NASD registered broker-dealer firm which has been responsible for supervision of licensed brokers and coordination with a nationwide broker-dealer network for the marketing of NPI investment programs, since 1983. Mr. Queler's business address is 5665 Northside Drive, N.W., Suite 370, Atlanta, Georgia 30328.

        Lee Neibart.    Mr. Neibart has been a Director of DeForest
Capital, DeForest Capital II, NPI and NPI Equity since October 1994. Mr. Neibart has also been an associate of Apollo since December 1993. From 1986 to 1993, Mr. Neibart also served as Executive Vice President of the Robert Martin Company, a private real estate development and management firm based in Westchester County, New York, and from 1982 to 1985, Mr. Neibart served as President of the New York Chapter of the National Association of Industrial Office Parks, a professional real estate organization. Mr. Neibart's business address is 1301 Avenue of the Americas, 38th floor, New York, New York 10019.

        G. Bruce Lifton.   Since October 1994, Mr. Lifton has been a
Director and Vice President of DeForest Capital and DeForest
Capital II. Mr. Lifton has also been Vice President of NPI and NPI Equity since January 1991 and November 1991, respectively, and a Director and Vice President of NPI Management since June 1994. Mr. Lifton has also served as Vice President of The Lifton Company since September 1986. Mr. Lifton is a son of Martin Lifton and the brother of Steven Lifton. Mr. Lifton's business address is 5665 Northside Drive, N.W., Suite 370, Atlanta, Georgia 30328.

        Steven Lifton.   Mr. Lifton has been a Vice President of
DeForest Capital and DeForest Capital II since October 1994 and of NPI Management since June 1994. Since June 1994, Mr. Lifton has been a Director and Vice President of NPI. Mr. Lifton has been Vice President of NPI Equity since November 1991 and a director since October 1994. Mr. Lifton has also served as Senior Vice President of The Lifton Company since September 1984 and as a Director of The Bank of Great Neck since March 1986. Steven Lifton is a son of Martin Lifton and the brother of G. Bruce Lifton. Mr. Lifton's business address is 100 Jericho Quadrangle, Suite 214, Jericho, New York 11753.

                                               Schedule 2

                                      FINANCIAL STATEMENTS OF THE
                                     PURCHASER AND DEFOREST CAPITAL

                                      Independent Auditors' Report



DeForest Ventures I L.P.
(A Delaware Limited Partnership)


We have audited the accompanying balance sheet of DeForest Ventures I L.P. (A Delaware Limited Partnership) as of October 12, 1994. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of DeForest Ventures I L.P. (A Delaware Limited Partnership) as of October 12, 1994 in conformity with generally accepted accounting principles.



                                                IMOWITZ KOENIG & COMPANY
                                              Certified Public Accountants


New York, NY
October 13, 1994

DeFOREST VENTURES I L.P.
(A Delaware Limited Partnership)

Balance Sheet
October 12, 1994


ASSETS

Cash                                                         $  11,900,000

Deferred Costs                                                   1,800,000

Total Assets                                                 $  13,700,000

LIABILITIES AND PARTNERS' EQUITY

Accrued Expenses                                              $   1,511,000
Due to Affiliate                                                    289,000

Total Current Liabilities                                         1,800,000

Commitments and Contingencies

Partners' Equity:
   General Partner                                                  119,000
   Limited Partners                                              11,781,000

Total Partners' Equity                                           11,900,000

Total Liabilities and Partners' Equity                        $  13,700,000








                                    See Notes to Financial Statement

                                        DeFOREST VENTURES I L.P.
                                    (A Delaware Limited Partnership)

                                      Notes to Financial Statement
                                            October 12, 1994


1.      ORGANIZATION

        DeForest Ventures I L.P., a Delaware Limited Partnership ("DeForest"), was formed on September 30, 1994 for the purpose of acquiring limited partnership units in various limited partnerships (the "Limited Partnerships"). The general partner of DeForest is DeForest Capital I Corporation, a Delaware Corporation ("DeForest Capital"). Shareholders who control DeForest Capital also control the general partners of all the Limited Partnerships. The $289,000 due to an affiliate represents fees and expenses paid by a related party on behalf of DeForest.

        Concurrently with this transaction, DeForest Ventures II L.P. ("DeForest II"), a Delaware Limited Partnership, was formed for the purpose of acquiring limited partnership units in various other affiliated limited partnerships.

2.      DEFERRED COSTS

        Deferred costs consist of fees and expenses related to the offers to purchase units in the Limited Partnerships. These costs will be capitalized as part of DeForest's investment once the purchases are consummated.

3.      COMMITMENTS AND CONTINGENCIES

        In order to complete the purchase of limited partnership units, DeForest and DeForest II have received a commitment for debt financing from Kidder Peabody Mortgage Capital Corporation for up to $55 million. The financing will be in the form of two separate loans which will be cross-defaulted and cross-collateralized. Each loan will be due one year after initial funding subject to the right to extend such loan for two consecutive one-year periods provided that the loan is not then in default. Interest will accrue at a rate per annum equal to 250 basis points over LIBOR during the initial 12 months of the loan, 350 basis points over LIBOR during the second 12 months of the loan and 450 basis points over LIBOR during the last 12 months of the loan. The lender will also be entitled to additional interest on the loan pursuant to the terms of the formula set forth in the commitment. It is anticipated that DeForest and DeForest II will incur a total of approximately $1,300,000 in fees and expenses relating to the financing which will be divided between the two entities based upon the amount of their respective loans.

                                      Independent Auditors' Report



DeForest Capital I Corporation


We have audited the accompanying balance sheet of DeForest Capital I Corporation as of October 12, 1994. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of DeForest Capital I Corporation as of October 12, 1994 in conformity with generally accepted accounting principles.



                                                  IMOWITZ KOENIG & COMPANY
                                               Certified Public Accountants


New York, NY
October 13, 1994

                         DeFOREST CAPITAL I CORPORATION.

                                  Balance Sheet
                                 October 12, 1994


ASSETS

Investment in DeForest Ventures I L.P.                        $   119,000



STOCKHOLDERS' EQUITY

Capital Stock, Par Value $.01,
  7,500 Shares Authorized, 600
  issued and outstanding                                       $         6
Additional Paid in Capital                                       1,118,994
Notes Receivable from Stockholder                              (1,000,000)

Total Stockholders' Equity                                     $   119,000












                                    See Notes to Financial Statement

                                     DeFOREST CAPITAL I CORPORATION

                                      Notes to Financial Statement
                                            October 12, 1994


1.      ORGANIZATION

        DeForest Capital I Corporation ("DeForest Capital"), a Delaware Corporation, was incorporated on September 30, 1994 and will serve as the general partner of DeForest Ventures I L.P. ("DeForest"). DeForest was formed for the purpose of acquiring limited partnership units in various limited partnerships (the "Limited Partnerships").

        Shareholders who control DeForest Capital also control the general partners of all of the Limited Partnerships.

2.      STOCKHOLDERS' EQUITY

        Shareholders of DeForest Capital have contributed $119,000 in cash and $1,000,000 in negotiable demand promissory notes.

                                   Schedule 3


                                 NPI PARTNERSHIPS


                             National Property Investors II

                             National Property Investors III

                             National Property Investors 4

                             National Property Investors 5

                             National Property Investors 6

                             National Property Investors 7

                             National Property Investors 8


                               FOX SUBJECT PARTNERSHIPS


                              Century Properties Fund XII

                              Century Properties Fund XIII

                              Century Properties Fund XIV

                              Century Properties Fund XV

                              Century Properties Fund XVI

                              Century Properties Fund XVII

                              Century Properties Fund XVIII

                              Century Properties Fund XIX

                             MRI Business Properties Fund, Ltd.

                            MRI Business Properties Fund, Ltd. II

                            MRI Business Properties Fund, Ltd. III

        Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal and any other required documents should be sent or delivered by each Unitholder or his broker, dealer, commercial bank, trust company or other nominee to the Purchaser at its address set forth below:


                                        DEFOREST VENTURES I L.P.

                                  By Hand, Mail (insured or registered
                                   recommended) or Overnight Delivery:

                                        DeForest Ventures I L.P.

                                       c/o The Herman Group, Inc.
                                       13760 Noel Road, Suite 320
                                           Dallas, Texas 75240





                                              By Facsimile:

                                    (214) 991-4422 or (214) 991-4432


                                       For Telephone Information:

                                             1-800-530-4966


        Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent at the telephone number and address below. You may also contact the Dealer Manager or your broker for assistance concerning the Offer. To confirm delivery of your Letter of Transmittal, please contact the Purchaser.


                                 The Information Agent for the Offer is:

                                         The Herman Group, Inc.
                                       13760 Noel Road, Suite 320
                                           Dallas, Texas 75240
                                             1-800-530-4966

                                   The Dealer Manager of the Offer is:

                                          GKN Securities Corp.
                                         61 Broadway, 12th Floor
                                        New York, New York 10006